  Exhibit 99.1

Auryn Appoints Jeffrey Mason to its Board of Directors

Vancouver, British Columbia – February 15th, 2019 – Auryn Resources Inc. (TSX: AUG, NYSE American: AUG) (“Auryn” or the “Company) is pleased to announce the appointment of Jeffrey Mason to its Board of Directors. Mr. Mason is a corporate and financial professional with over 25 years of experience serving public companies in the mining and mineral exploration industry.

Jeffrey Mason is a Chartered Professional Accountant and holds an Institute of Corporate Directors designation. He has extensive experience in the exploration, development, construction and operation of precious and base metals projects in the Americas, Asia and Africa, including 15 years (1994 – 2008) as a Principal and Chief Financial Officer for Hunter Dickinson Inc. Mr. Mason has served as Chief Financial Officer, Corporate Secretary and Board Director for more than 15 public companies listed on the TSX, TSX Venture Exchange, NYSE American and NASDAQ. Mr. Mason currently acts as Director of Great Panther Silver Limited (TSX: GPR/NYSE MKT: GPL) and Torq Resources Inc. (TSX-V: TORQ).

A Message from Ivan Bebek, Executive Chairman & Director:

“On behalf of the board I would like to welcome Mr. Mason, who’s appointment comes at an exciting time for Auryn as we enter a mature stage of exploration with our two flagship assets, Committee Bay in Nunavut and Sombrero in southern Peru.

“Mr. Mason’s extensive experience in finance in both Northern and Southern America is a welcome addition to our board.”

On Behalf of the Board,

Shawn Wallace
President & CEO

For further information on Auryn Resources, please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600, info@aurynresources.com or visit www.aurynresources.com.

About Auryn

Auryn Resources is a technically-driven, well-financed junior exploration company focused on finding and advancing globally significant precious and base metal deposits. The Company has a portfolio approach to asset acquisition and has seven projects, including two flagships: the Committee Bay high-grade gold project in Nunavut and the Sombrero copper-gold project in southern Peru. Auryn’s technical and management teams have an impressive track record of successfully monetizing assets for all stakeholders and local communities in which it operates. Auryn conducts itself to the highest standards of corporate governance and sustainability.

The Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.